Exhibit 21
SUBSIDIARIES OF MEDQUIST INC.
MedQuist CM LLC — a Delaware limited liability company
MedQuist IP LLC — a Delaware limited liability company
MedQuist Canada Company — a company organized under the laws of Nova Scotia
MedQuist of Delaware, Inc. — a Delaware corporation
MedQuist Transcriptions, Ltd. — a New Jersey corporation
LHC Australia, Inc. — a Delaware corporation
LHC Canada, Inc. — a Delaware corporation
Speech Machines Limited — a company organized under the laws of the United Kingdom